EXHIBIT 99.1

China Liberal Education Holdings Limited Enters into Definitive Agreement to

Acquire Oriental Wisdom Cultural Development Co., Ltd.

To accelerate the Company’s business expansion in the vocational education industry

BEIJING, June 10, 2022 -- China Liberal Education Holdings Limited (Nasdaq: CLEU) (“China Liberal,” the “Company,” or “we”), a China-based company that provides smart campus solutions and other educational services, today announced that on June 9, 2022, the Company, through its wholly-owned subsidiary, China Liberal (Beijing) Education Technology Co., Ltd. (“China Liberal Beijing”), entered into a definitive stock purchase agreement (the "Agreement") with Beijing Cloud Class Technology Co., Ltd. (“Cloud Class”) to acquire from Cloud Class 100% of the issued equity interests of Beijing Oriental Wisdom Cultural Development Co., Ltd. ("Oriental Wisdom"), an integrated education service provider focusing on operating jointly-managed academic programs in the vocational higher education industry in China. This acquisition is a critical initiative of the Company’s business strategy of boosting the Company’s development in the vocational education industry through integrating enterprises and developing vocational education across various industries.

Pursuant to the Agreement, China Liberal Beijing agrees to acquire 100% of the equity interests of Oriental Wisdom from Cloud Class in consideration of 7,000,000 ordinary shares of the Company, subject to certain payment schedules set forth in the Agreement. The transaction contemplated by the Agreement has been approved by the Company's board of directors at a special meeting on June 1, 2022, with the closing expected to occur near the end of June 2022.

The acquisition of Oriental Wisdom is expected to bring synergy to the Company in the vocational education industry, enhancing the collaboration between educational institutions and companies, and improving the Company’s management capabilities. Following the completion of the acquisition, the Company believes that it will be able to develop curriculum systems with trusted teacher resources and integrate professional skills and knowledge into liberal arts education, overcoming the obstacles many higher education institutions face in professional studies and reformations. Meanwhile, with a large and increasing number of students, the Company expects to expand its services to internship referrals, project outsourcing, and multi-level cooperation with leading companies for talent recruitment and training, providing students with premium employment opportunities.

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Ms. Ngai Ngai Lam, Chairperson and CEO of China Liberal, commented, “We are excited to acquire Oriental Wisdom and it is another milestone for the Company to move toward our goal of contributing to the vocational education sector in China. With the recent favorable governmental policies and increasing government budgets for vocational education, we believe this acquisition demonstrates China Liberal’s long-term strategic vision. Additionally, as the demand for digitalization grows in the education sector, we expect to leverage our advantages in technology, research and development (R&D) resources, and patented products to further cooperate with universities and colleges and assist them in fulfilling their needs for smart-campus management by enhancing their software system in order to achieve campus planning and inter-department coordination. The all-in-one teaching machine, AI-Space, will serve as the core of our hardware system and deliver online and in-person integrated teaching solutions to various educational institutions, allowing them to adapt to various teaching scenarios and improve the overall teaching quality. Looking forward, we will proactively expand our business in vocational education and continue to put efforts into education digitalization as we aim to benefit more students who are in vocational education and create more value for our shareholders.”

About Beijing Oriental Wisdom Cultural Development Co., Ltd.

Beijing Oriental Wisdom Cultural Development Co., Ltd. is an integrated services provider in the higher education industry in China. Through the research of industry-education integration education model, school-enterprise cooperation in running schools, professional practice, practical training and employment, teacher training and other businesses, it currently cooperates with 10 colleges and universities in Inner Mongolia, Gansu, Shandong, and other provinces to operate school-enterprise jointly-managed programs covering various majors. There are about 4,000 students in these jointly-managed programs of these partner colleges and universities, including about 3,700 undergraduates, 250 junior college students, and about 50 unplanned enrollments.

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About China Liberal Education Holdings Limited

China Liberal, headquartered in Beijing, is an educational service provider in China. It provides a wide range of services, including those under sino-foreign jointly managed academic programs; overseas study consulting services; technological consulting services for Chinese universities to improve their campus information and data management system and to optimize their teaching, operating and management environment, creating a “smart campus”; and tailored job readiness training to graduating students. For more information, please visit the Company's website at ir.chinaliberal.com.

Forward-Looking Statements

This document contains forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company's expectations and projections about future events, which the Company derives from the information currently available to the Company. Such forward-looking statements relate to future events or our future performance, including: our ability to successfully integrate the newly acquired business; our financial performance and projections; our growth in revenue and earnings; and our business prospects and opportunities. You can identify forward-looking statements by those that are not historical in nature, particularly those that use terminology such as "may," "should," "expects," "anticipates," "contemplates," "estimates," "believes," "plans," "projected," "predicts," "potential," or "hopes" or the negative of these or similar terms. In evaluating these forward-looking statements, you should consider various factors, including: our ability to change the direction of the Company; our ability to keep pace with new technology and changing market needs; and the competitive environment of our business. These and other factors may cause our actual results to differ materially from any forward-looking statement. Forward-looking statements are only predictions. The forward-looking events discussed in this press release and other statements made from time to time by us or our representatives, may not occur, and actual events and results may differ materially and are subject to risks, uncertainties and assumptions about us. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review risk factors that may affect its future results in the Company's registration statement and in its other filings with the U.S. Securities and Exchange Commission.

Investor Relations Contact

China Liberal Education Holdings Limited

Email: ir@chinaliberal.com

Ascent Investor Relations LLC

Ms. Tina Xiao

Email: tina.xiao@ascent-ir.com

Tel: +1 917 609 0333

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